March 14, 2012

VIA EDGAR (Correspondence Filing)

Mr. Bo Howell

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Mutual Fund Series Trust (f/k/a Catalyst Funds) (the "Registrant")

Post-Effective Amendment No. 69

File Nos. 333-132541; 811-21872

Dear Mr. Howell:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 69 to the Registrant's Registration Statement (the "Amendment") and the following series of the Registrant:

Catalyst Insider Alpha Fund ("Alpha Fund")

Catalyst Event Arbitrage Fund ("Arbitrage Fund")

Catalyst/Lyons Tactical Core Fund ("Tactical Fund")

Catalyst/Lyons Hedged Premium Return Fund ("Premium Return Fund")

Please note that the name of the Alpha Fund is being changed to Catalyst Insider Long/Short Fund (hereinafter, the "Long/Short Fund") and the name of the Tactical Fund is being changed to Catalyst/Lyons Tactical Allocation Fund to be more consistent with the description of each fund's principal investment strategies.

Each of the above series is a "Fund" and collectively, the "Funds".  Your comments are set forth below and each is followed by the Registrant's response.

Comment 1.

Please confirm that the expense limitation agreement for each applicable Fund will be filed in a post-effective amendment to the Registrant's Registration Statement.

Response:  We confirm that the expense limitation agreement for each applicable Fund will be filed in a post-effective amendment to the Registrant's Registration Statement.

Comment 2.

Please confirm that the "Other Expenses" in each Fund's fee table includes dividends and interest on securities sold short.

Response:  The Registrant has confirmed to us that the "Other Expenses" in each Fund's fee table includes dividends and interest on securities sold short.

Comment 3.

Please confirm whether each Fund's expense limitation agreement may be unilaterally terminated by the Fund's adviser.

Response:  We confirm that the expense limitation agreement may not unilaterally be terminated by the Fund's adviser, but, as disclosed, may be terminated by the Fund's Board of Trustees on 60 days' written notice to the adviser.

Comment 4.

With respect to the Alpha Fund, please describe in the Fund's principal investment strategies where the Fund's "alpha" component comes from.

Response:  The Registrant is changing the name of the Catalyst Insider Alpha Fund to the Catalyst Insider Long/Short Fund. The Registrant believes the new name is more consistent with the fund's principal investment strategies.

Comment 5.

With respect to the Alpha Fund, please confirm whether the use of "insider" in the Fund's name suggests the Fund purchases a special type of investment that may require the Fund to adopt an 80% policy under Rule 35d-1.  If not, please explain why.

Response:  Based upon both prior discussion with other members of the Securities and Exchange Commission staff and mutual fund industry practice, the Registrant does not believe the use of "insider" in the Fund's name is within the ambit of Rule 35d-1.  Because, insider merely describes a strategy, the Registrant does not believe its use invokes a security type or invokes an industry or group of industries.  The prospectus' reference to investment decisions made by company insiders does not refer to a special type of investment.  Rather, it refers to the adviser's strategy of monitoring public reports regarding the investment activity of company insiders, among other factors, to determine whether to invest, long or short, in the common stock of such company or options related to such stock.  Therefore, because reference to insider is merely a strategy description, the Registrant believes there is no significant risk that prospective shareholders would be misled into believing that the Fund was investing primarily in a special type of security.

Comment 6.

With respect to each Fund disclosing a principal investment risk regarding smaller capitalization companies, please confirm that each Fund's principal investment strategy discloses that the Fund may invest in smaller capitalization companies as part of its principal investment strategies.

Response:  The disclosure with respect to the Long/Short Fund and Premium Return Fund has been revised to refer to investments in "companies of any market capitalization, including smaller-sized companies". The disclosure with respect to the Tactical Fund has been revised to state "The Fund may invest in common stock, or ETFs investing in common stock, of companies of any market capitalization, but has a concentration in medium and large capitalization companies."  Consequently, the principal risk disclosure for the Tactical Fund has been revised to remove the reference to smaller capitalization companies.

Comment 7.

With respect to the Tactical Fund, please provide additional disclosure in the Fund's principal investment strategies regarding the Fund's tactical strategy.

Response:  The first two paragraphs under the Fund's Principal Investment Strategies have been replaced by the following paragraphs:

The Fund seeks to achieve its investment objectives by tactically allocating and re-balancing its portfolio among domestic equity and fixed income securities. The Fund's sub-advisor uses a proprietary quantitative tactical allocation model to evaluate the relative attractiveness of equity and fixed income market sectors. This model uses a combination of price momentum, current price relative to long-term moving averages, relative strength of price trend and other price history-based inputs to generate buy and sell signals.  The model signals increasing equity allocation during sustained rallies and signals increasing fixed income allocation, when weaker equity markets are anticipated.

The allocation of the Fund's investments are expected to track the sub-advisor's tactical allocation model.  Asset allocation is evaluated and rebalanced on a monthly basis based on the model's calculation of the yield curve for bonds (the relationship between interest rates and bond maturities) and the risk premium for equities.  The tactical allocation strategy is designed to signal avoiding equity investments during periods in which equities are expected to significantly underperform fixed income investments. When the model's inputs reach certain thresholds, the model will signal a complete move either out of stocks and into bonds or out of bonds and into stocks, as appropriate.

The model's default state (i.e., when equities are not expected to significantly underperform fixed income investments) is to allocate assets to equities.  To select specific stocks, the sub-advisor uses a proprietary stock selection model that ranks stocks according to fundamental criteria that the sub-advisor believes are indicative of both company strength and relative value.  These criteria include market capitalization, sector, dividend yield, earnings, cash flow and return on capital.  Stocks are sold either when indicated by the stock selection model or when the risk model signals a move out of stocks and into bonds.

When the tactical allocation model signals a move from stocks to bonds, all equity allocations are sold and equal-weight allocations are made to a group of exchange traded funds (ETFs) that invest in bonds.  These fixed income positions are sold when the risk model signals a move out of bonds and into stocks.

Comment 8.

With respect to the Tactical Fund, please provide disclose the market capitalization ranges of the Fund's equity investments.

Response:  As described in the response to Comment 6 above, the disclosure with respect to the Tactical Fund has been revised to state "The Fund may invest in common stocks, or ETFs investing in common stocks, of companies of any market capitalization but has a concentration in medium and large capitalization companies."

Comment 9.

With respect to the Tactical Fund, please disclose any quality and duration restrictions on the Fund's fixed income investments.

Response:  The penultimate paragraph under the Fund's "Principal Investment Strategies" states that the Fund's fixed-income component will be "invested primarily in short-term and intermediate-term U.S. Treasury obligation ETFs."  The Registrant believes that this language sufficiently discloses to potential investors that the duration and credit quality of the fixed-income investments that are part of the Fund's principal investment strategies.

Comment 10.

Please add risk disclosure regarding credit risk and ETF risk with respect to the Tactical Fund.

Response:  As mentioned above in the response to Comment 9 above, the Fund's fixed-income component will be "invested primarily in short-term and intermediate-term U.S. Treasury obligation ETFs." The risk disclosures reproduced below are included in the Fund's principal risk disclosures, which the registrant believes sufficiently discloses the risks related to investing in U.S. Treasury bonds and ETFs that invest in U.S. Treasury bonds.  Because U.S. Treasury securities are full faith and credit obligations of the U.S. government, the Registrant does not believe that U.S. Treasury obligations are subject to "credit risk" as that term is commonly understood by prospective shareholders and the investment community, in general.  Additionally, the following risk disclosure "Government Securities Risk. It is possible that the U.S. Government would not provide financial support to its agencies or instrumentalities if it is not required to do so by law." has been deleted because the Fund will not primarily invest in U.S. government agency or instrumentality securities.

Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities. When the Fund invests in acquired funds that invest in fixed-income securities, the value of your investment in the Fund will generally decline when interest rates rise.

Acquired Fund Risk. Because the Fund invests in other investment companies such as ETFs, the value of your investment will fluctuate in response to the performance of the acquired funds. Investing in acquired funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the securities of the acquired funds.

Comment 11.

In the Funds' SAI, please include a heading for section describing the qualifications of the Funds' Trustees.

Response:  The heading "Background and Qualifications of the Trustees" has been inserted immediately above the above-referenced section.

Additionally, as previously discussed with you, please note that all references in the prospectus and SAI regarding the Arbitrage Fund have been deleted, and a prospectus and SAI with respect to the Arbitrage Fund were filed separately on February 21, 2012 in Post-Effective Amendment No. 74 to the Trust's Registration Statement.

*          *          *

March 14, 2012

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Michael Barolsky at (513) 352-6672 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

846737